

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Mr. Marc Juliar
President
Mondial Ventures, Inc.
388 Richmond St., Suite 916
Toronto, ON, M5V 3P1
Canada

> **Re: Mondial Ventures, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed May 11, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 18, 2010**
> **Response Letter Dated December 1, 2010**
> **Response Letter Dated December 24, 2010**
> **File No. 000-51033**

Dear Mr. Juliar:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief